                                                                   EXHIBIT 21.01



                     SUBSIDIARIES OF PORTOLA PACKAGING, INC.


Portola Packaging Canada Ltd., a Yukon Territory corporation (operating)

Portola Packaging Ltd. (U.K.), a corporation organized under the laws of England and Wales (formerly Cap Snap Limited, a U.K. corporation, which was formerly
Cap Snap (U.K.) Ltd.) (operating)

Portola Packaging Ltd. (also known as Emballages Portola Ltee), a Yukon Territory corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Portola Packaging Inc. Mexico, S.A. de C.V., a Mexican corporation (operating)

Portola Allied Tool, Inc., a Delaware corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Shanghai Portola Packaging Limited, a People's Republic of China corporation (operating)




                                       78